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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. _________ )*

FORGE, INC.
(Name of Issuer)

COMMON STOCK, $0.001 PER SHARE PAR VALUE
(Title of Class of Securities)

34629W 10 9
(CUSIP Number)

KENNETH RICKEL
2121 Avenue of the Stars, #2800
Los Angeles, CA 90067
Telephone: 310 5512220
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

SEPTEMBER 30, 2003
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 34629W 10 9

1.	Names of Reporting Persons: KENNETH RICKEL I.R.S. Identification Nos. of above persons (entities only): N/A
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☐
(b)	☐
3.	SEC Use Only:
4.	Source of Funds (See Instruction): OO (SHARE EXCHANGE)
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: UNITED STATES
Number of Shares Beneficially by Owned by Each Reporting Person With:
7.	Sole Voting Power: 1,288,364 SHARES
8.	Shared Voting Power: 1,288,364 SHARES
9.	Sole Dispositive Power: 1,288,364 SHARES
10.	Shared Dispositive Power: 1,288,364 SHARES
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,288,364 SHARES
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 10.1%
14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 34629W 10 9

ITEM 1. SECURITY AND ISSUER.

This Statement on Schedule 13D relates to the common stock, par value $0.001 per share (the “Shares”), of Forge, Inc., a Delaware Corporation (the “Issuer”) and is being filed by Kenneth Rickel (the “Reporting Person”). The Issuer’s current principal executive offices are located at Suite 610, 375 Water Street, Vancouver, British Columbia, Canada.

ITEM 2. IDENTITY AND BACKGROUND

(a)	Name. The name of the Reporting Person is Kenneth Rickel.
(b)	Business Address. The business address of the Reporting Person is 2121 Avenue of the Stars, Suite 2800, Los Angeles, CA 90067.
(c)	Occupation and Employment. Businessman.
(d)	Criminal Proceedings. During the previous five (5) years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)
Civil Proceedings. During the previous five (5) years, the Reporting Person has not been party to a civil proceeding of any of a judicial or administrative body of competent jurisdiction such that, as a result of such proceeding, the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship. United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The Reporting Person acquired ownership of 646,235 shares of the Issuer (the “Acquisition Shares”) in exchange for the sale and transfer of 2,755,000 shares in Cryotherm, Inc., a Delaware corporation (“Cryotherm”) to the Issuer on September 30, 2003 in accordance with an agreement and plan of reorganization dated for reference July 28, 2003, as amended (the “Acquisition Agreement”). In addition, the Issuer has agreed that certain convertible notes of Cryotherm held by the Reporting Person in the aggregate principal amount of $450,000 will be convertible at the option of the holder into an aggregate of 633,333 shares of the Issuer’s common stock. The Reporting Person was also issued warrants to purchase an additional 8,796 shares of the Issuer’s common stock on closing in consideration for the exchange of share purchase warrants of Cryotherm previously held by the Reporting Person.

Pursuant to the terms of the Acquisition Agreement, the Issuer acquired an aggregate of 31,561,000 shares of Cryotherm, representing a 97.5% interest in Cryotherm, from various shareholders of Cryotherm, including entities over which the Reporting Person exercises control, in consideration for the issuance of an aggregate of 7,403,197 shares of the Issuer’s common stock. Shares of the Issuer were issued to the shareholders of Cryotherm on the basis of 0.2345679 shares of the Issuer for each share of Cryotherm. Upon completion of the acquisition, Cryotherm became a 97.5% owned subsidiary of the Issuer.

ITEM 4. PURPOSE OF TRANSACTION

Pursuant to the terms of the Acquisition Agreement, the Issuer acquired 31,561,000 shares of Cryotherm, representing a 97.5% interest in Cryotherm, from certain of the shareholders of Cryotherm in consideration for the issuance of an aggregate of 7,403,197 shares of the Issuer’s common stock. The purpose of the acquisition was to enable the Issuer to acquire a majority interest in Cryotherm. Upon completion of the acquisition, Cryotherm became a 97.5% owned subsidiary of the Issuer. It is anticipated that the Issuer will acquire the balance of the 2.5% interest in Cryotherm from the remaining shareholders of Cryotherm pursuant the Acquisition Agreement.

CUSIP No. 34629W 10 9

As a result of the acquisition of Cryotherm, the Issuer intends to commercialize products developed by Cryotherm. Cryotherm has acquired rights to proprietary “clean energy” technologies that it plans to commercialize. Cryotherm’s business plan involves creating products that will satisfy the growing worldwide industrial demand for lower-cost, cleaner ways to generate electricity without burning fossil fuels. Cryotherm’s primary focus is the commercialization of a drum jet turbine that incorporates its licensed proprietary technologies. The drum jet turbine is being commercialized for use in high pressure gas wells and pipelines where the drum jet turbine can be installed to generate electricity from pressure drops occurring within the wells and pipelines. Cryotherm has completed the development of its initial drum jet turbine prototypes. Cryotherm is currently working on a testing program to install and operate its prototype drum jet turbines with a major gas well operating and a major gas pipeline operating. The objective of these tests will be used to provide the engineering results and data necessary to refine the design of Cryotherm’s drum jet turbines for commercial use. Cryotherm’s business plan is to sell its drum jet turbines to gas well and gas pipeline owners and operators for generation of electricity on a leasing model.

On closing, Mr. Lawrence Shultz and Mr. James Gayle were appointed to the board of directors of Forge. Each of Mr. Shultz and Mr. Gayle is a director of Cryotherm. The board of directors of Forge now consists of Daniel Hunter, James MacKenzie, Lawrence Shultz and James Gayle.

Other than as set forth above, the Reporting Person does not have any current plans or proposals which would relate to or would result in:

(a)	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
(b)	any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c)	a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;
(d)	any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
(e)	any material change in the present capitalization or dividend policy of the Issuer;
(f)
any other material change in the Issuer's business or corporate structure including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)	changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede acquisition of control of the Issuer by any person;
(h)
causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
(j)	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
(k)	any action similar to any of those enumerated above.

CUSIP No. 34629W 10 9

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a)
Aggregate Number and Percentage of Securities. The Reporting Person is the beneficial owner of 1,288,364 shares of Common Stock of the Issuer, representing approximately 10.1% of the Issuer’s common stock (based upon 12,122,948 shares of common stock outstanding at September 30, 2003). The shares consist of 646,235 shares held by the Reporting Person, 8,796 shares that may be acquired pursuant to share purchase warrants held by the Reporting Person and 633,333 shares that may be acquired by the Reporting Person pursuant to convertible notes held by the Reporting Person.

(b)	Power to Vote and Dispose. The Reporting Person has sole voting and dispositive power over the 1,288,364 shares beneficially owned by the Reporting Person.
(c)
Transactions Within the Past 60 Days. Except as noted herein, the Reporting Person has not effected any other transactions in the Issuer's securities, including shares of the Issuer’s common stock, within sixty (60) days preceding the date hereof.

(d)	Certain Rights of Other Persons. Not applicable.
(e)	Date Ceased to be a 5% Owner. Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The Reporting Person does not have any contract, arrangement, understanding or relationship with respect to securities of the Issuer including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. Further, the Reporting Person has not pledged securities of the Issuer nor are the securities of the Issuer held by the Reporting Person subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

CUSIP No. 34629W 10 9

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit	Description

10.1	Purchase Agreement and Plan of Reorganization dated July 28, 2003 between Forge, Inc., Cryotherm, Inc. and the major shareholders of Cryotherm, Inc. (1)

(1)  Filed as an exhibit to the Current Report of Forge, Inc. filed with the SEC on August 1, 2003

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 10, 2003
Date

/s/ Kenneth Rickel
Signature of Reporting Person

KENNETH RICKEL
Name of Reporting Person